

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

<u>Mail Stop 3561</u>

March 13, 2006

Mr. Paul B. Silverman
Chief Executive Officer
Strategic Defense Alliance Corp.
12020 Sunrise Valley Drive, Suite 100
Reston, VA 20191

> **Re: Strategic Defense Alliance Corp.**
> **(formerly Lounsberry Holdings I, Inc.)**
> **Item 4.01 Form 8-K**
> **Filed March 8, 2006**
> **File No. 000-51377**

Dear Mr. Silverman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The purpose of your disclosure in the second sentence of the first paragraph is unclear. Please delete or revise to provide the information required by Item 304(a)(2)(i) and (ii) of Regulation S-B, as applicable.

2. We note the second paragraph of your disclosure. Please revise your disclosure to state whether the former independent accountant's reports on your financial statements for the audited periods contained an adverse opinion, a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles, which would include the uncertainty regarding the ability to continue as going concern. See Item 304(a)(1)(ii) of Regulation S-B.

3. We note the third paragraph of your disclosure. Please revise to clarify whether you have recently merged with the identified company.

4. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul B. Silverman
Strategic Defense Alliance Corp.
March 13, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard, at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant

cc: Asher S. Levitsky, Legal Counsel
        (212) 716-3338 (facsimile)